                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                       TRUMP HOTELS & CASINO RESORTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    898168109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Daniel D. Rubino, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  April 8, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 7 Pages

                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP No.   898168109                                          Page 2 of 7 Pages
---------------------                                          -----------------

----------- --------------------------------------------------------------------
    1       Names of Reporting Persons
            I.R.S. Identification Nos. of Above Persons (entities only)

                                 Donald J. Trump
----------- --------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC Use Only

----------- --------------------------------------------------------------------
    4       Source of Funds (See Instructions)
                                       PF

----------- --------------------------------------------------------------------
    5 Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       Citizenship or Place of Organization
                                  United States

--------------------- --------- ------------------------------------------------
  NUMBER OF SHARES       7      Sole Voting Power
 BENEFICIALLY OWNED                                  11,917,373
 BY EACH REPORTING
    PERSON WITH

                      --------- ------------------------------------------------
                         8      Shared Voting Power
                                                     3,618,267

                      --------- ------------------------------------------------
                         9      Sole Dispositive Power
                                                     11,917,373

                      --------- ------------------------------------------------
                         10     Shared Dispositive Power
                                                     3,618,267

----------- --------------------------------------------------------------------
    11      Aggregate Amount Beneficially Owned by Each Reporting Person
                                   15,535,640

----------- --------------------------------------------------------------------
    12 Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [ ]

----------- --------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row (11)
                                      41.2%

----------- --------------------------------------------------------------------
    14      Type of Reporting Person (See Instructions)
                                       IN

----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP No.   898168109                                          Page 3 of 7 Pages
---------------------                                          -----------------

----------- --------------------------------------------------------------------
    1       Names of Reporting Persons
            I.R.S. Identification Nos. of Above Persons (entities only)

                               Trump Casinos, Inc.

----------- --------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC Use Only


----------- --------------------------------------------------------------------
    4       Source of Funds (See Instructions)
                                       OO

----------- --------------------------------------------------------------------
    5 Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       Citizenship or Place of Organization
                                   New Jersey

--------------------- --------- ------------------------------------------------
  NUMBER OF SHARES       7      Sole Voting Power
 BENEFICIALLY OWNED                                     0
 BY EACH REPORTING
    PERSON WITH
                      --------- ------------------------------------------------
                         8      Shared Voting Power
                                                        1,407,017

                      --------- ------------------------------------------------
                         9      Sole Dispositive Power
                                                        0

                      --------- ------------------------------------------------
                         10     Shared Dispositive Power
                                                        1,407,017

----------- --------------------------------------------------------------------
    11      Aggregate Amount Beneficially Owned by Each Reporting Person
                                    1,407,017

----------- --------------------------------------------------------------------
    12      Check if the Aggregate Amount In Row (11) Excludes Certain Shares
           (See Instructions) [ ]

----------- --------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row (11)
                                      5.9%

----------- --------------------------------------------------------------------
    14      Type of Reporting Person (See Instructions)
                                       CO

----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP No.   898168109                                          Page 4 of 7 Pages
---------------------                                          -----------------

----------- --------------------------------------------------------------------
    1       Names of Reporting Persons
            I.R.S. Identification Nos. of Above Persons (entities only)

                             Trump Casinos II, Inc.

----------- --------------------------------------------------------------------
    2       Check the Appropriate Box if a Member of a Group             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC Use Only


----------- --------------------------------------------------------------------
    4       Source of Funds (See Instructions)
                                       OO

----------- --------------------------------------------------------------------
    5 Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       Citizenship or Place of Organization
                                    Delaware

--------------------- --------- ------------------------------------------------
  NUMBER OF SHARES       7      Sole Voting Power
 BENEFICIALLY OWNED                                        0
 BY EACH REPORTING
    PERSON WITH

                      --------- ------------------------------------------------
                         8      Shared Voting Power
                                                           2,211,250

                      --------- ------------------------------------------------
                         9      Sole Dispositive Power
                                                           0

                      --------- ------------------------------------------------
                         10     Shared Dispositive Power
                                                           2,211,250

----------- --------------------------------------------------------------------
    11      Aggregate Amount Beneficially Owned by Each Reporting Person
                                    2,211,250

----------- --------------------------------------------------------------------
    12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

----------- --------------------------------------------------------------------
    13      Percent of Class Represented by Amount in Row (11)
                                      8.9%

----------- --------------------------------------------------------------------
    14      Type of Reporting Person (See Instructions)
                                       CO

----------- --------------------------------------------------------------------

     This Amendment No. 4 amends Amendment No. 3 filed by Mr. Donald J. Trump, Trump Casinos, Inc. and Trump Casinos II, Inc. on March 26, 1997 ("Amendment No. 3"), and is being filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Amendment No. 3.

                              -------------------

     1. Item 5 is hereby amended by deleting the second full paragraph of Item 5 and replacing it with the following paragraph:

     The Reporting Persons have been advised by the Company that the total number of shares of Common Stock outstanding as of March 25, 1999 is 22,195,256 shares (the "Outstanding Shares").


     2. Item 5 is further amended by deleting the table set forth immediately after the second full paragraph of Item 5 and replacing it with the new table:


                                Page 5 of 7 Pages

--------------------- ------------- ---------------- --------------- ---------------- --------------- ---------------- -------------
                      Aggregate     Number of        Number of       Number of        Number of
                      Number of     Shares with      Shares with     Shares with      Shares with     Adjusted         Percent of
                      Shares        Sole             Shared          Sole             Shared          Number of        Shares
                      Beneficially  Power            Power           Power            Power           Shares           Beneficially
Reporting Person      Owned         to Vote          to Vote         to Dispose       to Dispose      Outstanding      Owned
--------------------- ------------- ---------------- --------------- ---------------- --------------- ---------------- -------------
Mr. Trump             15,535,640    11,917,373(1)    3,618,267(2)    11,917,373(1)    3,618,267(2)    37,738,479(3)    41.2%
--------------------- ------------- ---------------- --------------- ---------------- --------------- ---------------- -------------
TCI                    1,407,017             0       1,407,017(4)             0       1,407,017(5)    24,026,773(6)     5.9%
--------------------- ------------- ---------------- --------------- ---------------- --------------- ---------------- -------------
TCI-II                 2,211,250             0       2,211,250(4)             0       2,211,250(5)    24,831,006(7)     8.9%
--------------------- ------------- ---------------- --------------- ---------------- --------------- ---------------- -------------

     ----------------------------

     (1)  Consists of (i) the Trump Shares, (ii) the Trump Conversion Shares, (iii) the shares of Common Stock into which the Trump
          Warrants are convertible, (iv) options exercisable for 166,667 shares of Common Stock at $4.625 per share and (v) shares of Common Stock owned directly by Mr. Trump, including 250,000 shares purchased between April 8, 1999 and April 13, 1999.

     (2)  Consists of (i) the TCI Conversion Shares and (ii) the TCI-II Conversion Shares.

     (3)  Calculated by adding the Conversion Shares, the shares into which the Trump Warrants are convertible and the Outstanding
          Shares.

     (4)  Voting power shared with Mr. Trump.

     (5)  Dispositive power shared with Mr. Trump.

     (6)  Calculated by adding the TCI Conversion Shares and the Outstanding Shares.

     (7)  Calculated by adding the TCI-II Conversion Shares and the Outstanding Shares.


                                                          Page 6 of 7 Pages

     After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 30, 1999






                                    /s/ Donald J. Trump
                                    --------------------------
                                    Donald J. Trump


                                    TRUMP CASINOS, INC.


                                    By: /s/ Donald J. Trump
                                       -----------------------
                                       Name:  Donald J. Trump
                                       Title: Sole Director,
                                              President and
                                              Treasurer


                                    TRUMP CASINOS II, INC.


                                    By: /s/ Donald J. Trump
                                       -----------------------
                                       Name:  Donald J. Trump
                                       Title: Sole Director,
                                              President and
                                              Treasurer



                                Page 7 of 7 Pages